

KPMG LLP
Chartered Accountants
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Suite 4600
333 Bay Street
Toronto ON M5H 2S5

Telephone (416) 777-8500
Fax (416) 777-8818
www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Energy Fuels Inc.

We consent to the use of our report dated March 8, 2017, with respect to the consolidated balance sheets of Energy Fuels Inc. as of December 31, 2016 and December 31, 2015, and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016, incorporated herein by reference.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
March 31, 2017
Toronto, Canada